(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gensym Corporation

Full Name of Registrant

Former Name if Applicable

52 Second Avenue

Address of Principal Executive Office (Street and Number)

Burlington, MA 01803

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As described in the Company’s Form 10-Q for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 14, 2003, the Company experienced significant turnover in its financial and accounting staff, including loss of its chief financial officer and a personal leave of absence by the European controller, during the second quarter of 2003 and through October 2003. As a result of these factors, the Company reported a material weakness in its internal controls attributed to insufficient resources necessary to prepare the consolidated financial statements from the detailed accounting records.

Subsequently, the Company has sought to hire a new chief financial officer. The Company engaged a part-time consultant to perform the chief financial officer function until a permanent chief financial officer has been hired. Additionally, during the third quarter, the Company began to review its internal control procedures for preparation of its consolidated financial statements from the detailed records and made certain changes to its financial reporting systems and consolidation process. Certain of these changes have taken longer than anticipated to implement and, as a result, have caused a delay in the completion of the financial statements.

Due to the reasons described above, the Registrant could not have timely filed the Form 10-Q without unreasonable effort or expense, and the Form 10-Q will be filed no later than the 5th calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lowell B. Hawkinson (Name)	(781) 265-7276 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gensym Corporation

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2003	By	/s/ LOWELL B. HAWKINSON
Name: Lowell B. Hawkinson Title: President and Chief Executive Officer